                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)


                     MEDICAL INFORMATION TECHNOLOGY, INC.
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                        (Title of Class of Securities)

                                      N/A
                                (CUSIP Number)

                                March 26, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)



                        (Continued on following page(s))
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                                                                     Page 2 of 6

1.   Name of Reporting Person:  Jerome H. Grossman, M.D.
     S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:

          (a)  [ ]
          (b)  [ ]

3.   SEC Use Only

4.  Citizenship or Place of Organization:  United States of America

Number of           5    Sole Voting Power
Shares                   1,011,350*

Beneficially        6    Shared Voting Power
Owned by                 876,598*

Each                7    Sole Dispositive Power
Reporting                1,011,350*

Person              8    Shared Dispositive Power
With                     876,598*

*Jerome H. Grossman has the sole power to direct the voting and disposition of the 1,011,350 shares of Common Stock held by him directly, and has shared power to direct the voting and disposition of the 602,500 shares held directly by his wife, Barbara N. Grossman. Dr. Grossman also has the shared power to direct the voting and disposition of the 187,500 shares held by his wife as trustee of the Grossman Family 2000 Irrevocable Trust, and Dr. Grossman also has the shared power to direct the voting and disposition of the 86,598 shares held by his wife as co-trustee of The Elizabeth Grossman 1990 Trust (Dr. and Mrs. Grossman's daughter, Elizabeth, is also co-trustee).


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,887,948**

** Dr. Grossman disclaims beneficial ownership of all shares other than the 1,011,350 directly owned by him.

10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
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                                                                     Page 3 of 6

11.  Percent of Class Represented by Amount in Row (9)

     5.64%

12.  Type of Reporting Person

     IN
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                                                                     Page 4 of 6

                                  SCHEDULE 13G

Item 1a.  Name of Issuer:

          Medical Information Technology, Inc.

Item 1b.  Address of Issuer's Principal Executive Offices:

          Meditech Circle
          Westwood, MA  02090

Item 2a.  Name of Person Filing

          Jerome H. Grossman, an individual, is the chief executive officer of Lion Gate Management Corporation, and is a director of Medical Information Technology, Inc. (the "Issuer").

Item 2b.  Address of Principal Business Office:

          c/o Lion Gate Management Corporation
          104 Mt. Auburn Street, 3R,
          Cambridge, MA 02138

Item 2c.  Citizenship

          United States of America

Item 2d.  CUSIP Number

          N/A

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c) check whether the person filing is a:

          Not applicable

Item 4.   Ownership

          4a.  Amount Beneficially Owned:

               1,887,948 shares

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                                                                     Page 5 of 6
          4b.  Percent of Class:

               5.64%


          4c.  Number of Shares as to which each such person has

               (i)   Sole power to vote or direct the vote:

                     1,011,350*

               (ii)  Shared power to vote or direct the vote:

                     876,598*

               (iii) Sole power to dispose or to direct the disposition:

                     1,011,350*

               (iv)  Shared power to dispose or to direct the disposition:

                     876,598*

*Jerome H. Grossman has the sole power to direct the voting and disposition of the 1,011,350 shares of Common Stock held by him directly, and has shared power to direct the voting and disposition of the 602,500 shares held directly by his wife, Barbara N. Grossman. Dr. Grossman also has the shared power to direct the voting and disposition of the 187,500 shares held by his wife as trustee of the Grossman Family 2000 Irrevocable Trust, and Dr. Grossman also has the shared power to direct the voting and disposition of the 86,598 shares held by his wife as co-trustee of The Elizabeth Grossman 1990 Trust (Dr. and Mrs. Grossman's daughter, Elizabeth, is also co-trustee).

Item 5.   Ownership of Five Percent or Less of a Class:
          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:
          Not Applicable.
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                                                                     Page 6 of 6

Item 8.   Identification and Classification of Members of the Group:
          Not Applicable.

Item 9.   Notice of Dissolution of Group:
          Not Applicable.

Item 10.  Certification:
          Not Applicable.




                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this
     Schedule 13G is true, complete and correct.

     Dated:  January 23, 2002



                                     /s/ Jerome H. Grossman
                                     --------------------------------
                                     Jerome H. Grossman, M.D.